Filed pursuant to Rule 433

January 13, 2021

Supplementing the

Preliminary Prospectus Supplement Dated January 13, 2021

(To Prospectus dated June 21, 2019)

Registration No. 333-232256

Brookfield Infrastructure Partners L.P.

Pricing Term Sheet

8,000,000 5.00% Class A Preferred Limited Partnership Units, Series 14

January 13, 2021

The information in this pricing term sheet relates to Brookfield Infrastructure Partners L.P.’s offering of its 5.00% Class A Preferred Limited Partnership Units, Series 14 (the “Offering”) and should be read together with the preliminary prospectus supplement dated January 13, 2021 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated June 21, 2019, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”)

Security:	5.00% Class A Preferred Limited Partnership Units, Series 14 (the “Units”)

Size:	$200,000,000 (8,000,000 Units)

Liquidation Preference:	$25.00 per Unit

Maturity:	Perpetual (unless redeemed by the Partnership (i) prior to February 16, 2026, at the Partnership’s option, in connection with a Ratings Event; (ii) on or after February 16, 2026, at the Partnership’s option; and (iii) at any time, in connection with a Change in Tax Law)

Distribution Rate:	At a rate per annum equal to 5.00% ($1.25 per unit) only when, as, and if declared. Distributions on the Units are cumulative

Distribution Payment Dates:	The fifteenth day of March, June, September and December of each year (or the immediately succeeding Business Day), with the first distribution payable, if declared, on March 15, 2021

Pro-rated Initial Distribution:	$0.18750 per Unit

Optional Redemption on or after February 16, 2026:	The Units may be redeemed at the Partnership’s option, in whole or in part, at any time on or after February 16, 2026, at a price of $25.00 per Unit, plus an amount equal to all accrued and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Holders of the Units will have no right to require the redemption of the Units.

Optional Redemption Upon a Ratings Event:	If a Ratings Event occurs prior to February 16, 2026, the Units may be redeemed at the Partnership’s option, in whole but not in part, within 120 days after the conclusion of any review or appeal process instituted by the Partnership following the occurrence of a Ratings Event, at a price of $25.50 per Unit (102% of the liquidation preference), plus an amount equal to all accrued and unpaid distributions thereon to, but excluding, the date fixed for redemption, whether or not declared.

Optional Redemption Upon a Change in Tax Law:	The Partnership will have the option to redeem all but not less than all of the Units at a redemption price of $25.00 per Unit, if as a result of a Change in Tax Law, there is, in the Partnership’s reasonable determination, a substantial probability that the Partnership or any Successor Entity would become obligated to pay any additional amounts on the immediately succeeding distribution payment date with respect to the Units and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Partnership or any Successor Entity.

Trade Date:	January 13, 2021

Expected Settlement Date:	January 21, 2021 (T+5)

Price to Public:	$25.00 per Unit ($200,000,000 in the aggregate)

Underwriting Discounts and Commissions:	$0.7875 per Unit for retail investors ($4,332,037.50 in the aggregate) $0.50 per Unit for institutional investors ($1,249,500.00 in the aggregate)

Net Proceeds (before expenses) to the Partnership:	$194,418,462.50

Listing:	The Partnership will apply to list the Units on the New York Stock Exchange under the symbol “BIP PR B.”

CUSIP/ISIN:	G16252 275 / BMG162522756

Anticipated Rating*:	BBB- (Stable) (S&P)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	MUFG Securities Americas Inc. TD Securities (USA) LLC (together with the Joint Book-Running Managers, the “Underwriters”)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Partnership has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or TD Securities (USA) LLC at 1-855-495-9846.